Exhibit 12

First Midwest Bancorp, Inc.

Ratio of Earnings to Fixed Charges (1)

(Dollar amounts in thousands)

	Years ended December 31,
	2012	2011		2010		2009		2008

Ratio 1 - Including Interest on Deposits
Earnings available for fixed charges:
(Loss) income from continuing operations	$(21,054)	$36,563		$(9,684)		$(25,750)		$49,336
Add:
Income tax provision	(28,882)	4,508		(28,544)		(50,176)		(13,291)
Fixed charges	36,011	40,936		50,589		91,308		163,680

Total earnings available for fixed charges	$(13,925)	$82,007		$12,361		$15,382		$199,725

Fixed charges (2):
Interest on deposits	$18,052	$27,256		$37,127		$64,177		$110,622
Interest on borrowed funds	2,009	2,743		3,267		12,569		37,192
Interest on subordinated debt	14,840	9,892		9,124		13,473		14,796

Total interest expense	34,901	39,891		49,518		90,219		162,610

Portion of rental expense representative of interest factor	1,110	1,045		1,071		1,089		1,070

Total fixed charges	36,011	40,936		50,589		91,308		163,680

Preference security dividend (3)	—	12,105		40,656		30,267		520

Total fixed charges and preferred stock dividends	$36,011	$53,041		$91,245		$121,575		$164,200

Ratio of earnings to fixed charges	(0.39)	2.00	x	0.24	x	0.17	x	1.22	x
Ratio of earnings to combined fixed charges preferred stock dividends	(0.39)	1.55	x	0.14	x	0.13	x	1.22	x

Ratio 2 - Excluding Interest on Deposits
Earnings available for fixed charges:
(Loss) income from continuing operations	$(21,054)	$36,563		$(9,684)		$(25,750)		$49,336
Add:
Income tax provision	(28,882)	4,508		(28,544)		(50,176)		(13,291)
Fixed charges	17,959	13,680		13,462		27,131		53,058

Total earnings available for fixed charges	$(31,977)	$54,751		$(24,766)		$(48,795)		$89,103

Fixed charges (2):
Interest on borrowed funds	$2,009	$2,743		$3,267		$12,569		$37,192
Interest on subordinated debt	14,840	9,892		9,124		13,473		14,796
Portion of rental expense representative of interest factor	1,110	1,045		1,071		1,089		1,070

Total fixed charges	17,959	13,680		13,462		27,131		53,058

Preference security dividend (3)	—	12,105		40,656		30,267		520

Total fixed charges and preferred stock dividends	$17,959	$25,785		$54,118		$57,398		$53,578

Ratio of earnings to fixed charges	(1.78)	4.00	x	(1.84	)x	(1.80	)x	1.68	x
Ratio of earnings to combined fixed charges preferred stock dividends	(1.78)	2.12	x	(0.46	)x	(0.85	)x	1.66	x

(1)	The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.”
(2)	“Fixed charges” consist of interest on outstanding debt plus one-third (the proportion deemed representative of the interest factor) of operating lease expense.
(3)	This is computed as the amount of the preferred dividend divided by (1 minus the effective income tax rate applicable to continung operations).